Baytex Energy Trust
Comparison of Fair Value Calculations for Compensation Expense
Cdn$000's

	Fair Value Black Scholes	Fair Value Binomial Model	Variance
2003 Q3	531	563	32
2003 Q4	1,511	1,602	91
	2,042	2,165	123
2004 Q1	1,380	1,463	83
2004 Q2	1,060	1,124	64
2004 Q3	1,223	1,294	71
2004 Q4	983	1,036	53
	4,646	4,917	271
2005 Q1	1,292	1,361	69
2005 Q2	1,048	1,102	54
2005 Q3	1,197	1,253	56
2005 Q4	1,809	1,882	73
	5,346	5,598	252